UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2020

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL SE is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Total and its Partners Release Next-Generation & Open-Source Geological Carbon Dioxide Storage Simulator (November 10, 2020)

Exhibit 99.2	Electric Mobility in Germany: Total acquires Charging Solutions and becomes the operator of a network of 2,000 EV charge points (November 12, 2020)

Exhibit 99.3	Total and ADNOC Sign Strategic Framework Agreement on CO2 Emissions Reduction and CCUS (November 12, 2020)

Exhibit 99.4	Total and CMA CGM Complete World’s Largest Liquefied Natural Gas Bunkering Operation at Port of Rotterdam (November 16, 2020)

Exhibit 99.5	Electric Vehicles: Total to operate 2,300 EV charge points of the Bélib’ network in Paris (November 18, 2020)

Exhibit 99.6	Reduction of Methane Emissions: Total Strengthens its Commitment with the OGMP 2.0 Initiative (November 23, 2020)

Exhibit 99.7	ESG Factors: Total once again selected in 2020 in the Dow Jones Sustainability Indices (November 30, 2020)

EXHIBIT INDEX

Exhibit 99.1	Total and its Partners Release Next-Generation & Open-Source Geological Carbon Dioxide Storage Simulator (November 10, 2020)

Exhibit 99.2	Electric Mobility in Germany: Total acquires Charging Solutions and becomes the operator of a network of 2,000 EV charge points (November 12, 2020)

Exhibit 99.3	Total and ADNOC Sign Strategic Framework Agreement on CO2 Emissions Reduction and CCUS (November 12, 2020)

Exhibit 99.4	Total and CMA CGM Complete World’s Largest Liquefied Natural Gas Bunkering Operation at Port of Rotterdam (November 16, 2020)

Exhibit 99.5	Electric Vehicles: Total to operate 2,300 EV charge points of the Bélib’ network in Paris (November 18, 2020)

Exhibit 99.6	Reduction of Methane Emissions: Total Strengthens its Commitment with the OGMP 2.0 Initiative (November 23, 2020)

Exhibit 99.7	ESG Factors: Total once again selected in 2020 in the Dow Jones Sustainability Indices (November 30, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE
Date: December 1, 2020	By:	/s/ ANTOINE LARENAUDIE
Name: Antoine LARENAUDIE
Title: Group Treasurer